OMB APPROVAL
                                                     ------------
                         UNITED STATES               OMB Number:
              SECURITIES AND EXCHANGE COMMISSION      3235-0145
                    Washington, D.C. 20549             Expires:
                                                  December 31, 2005
                                                      Estimated
                                                    average burden
                                                       hours per
                                                     response: 11

                            SCHEDULE 13D

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 4)*

                  Alternative Resources Corporation
------------------------------------------------------------------
                          (Name of Issuer)

                    Common Stock, $.01 par value
------------------------------------------------------------------
                   (Title of Class of Securities)

                               02145R
------------------------------------------------------------------
                           (CUSIP Number)

                      Wynnchurch Capital, Ltd.
                     150 Field Drive, Suite 165
                     Lake Forest, Illinois 60045
                           (847) 604-6100
                     Attention: John A. Hatherly

                           with a copy to:

                       Mark T. Kindelin, Esq.
                       Barry L. Fischer, Esq.
                          Altheimer & Gray
                        10 South Wacker Drive
                       Chicago, Illinois 60606
                           (312) 715-4000
------------------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           April 14, 2003
------------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /
Check the following box if a fee is being paid with the statement./ /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------
CUSIP No. 02145R                  13D           Page 2 of 11 Pages
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Wynnchurch Capital Partners, L.P.
------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) /x/
    (b) / /
------------------------------------------------------------------
3.  SEC USE ONLY
------------------------------------------------------------------
4.  SOURCE OF FUNDS:  WC
------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  / /
------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------------------------------------------------------
    NUMBER OF
     SHARES       7.  SOLE VOTING POWER: 8,692,368<F2>
  BENEFICIALLY  --------------------------------------------------
    OWNED BY      8.  SHARED VOTING POWER: -0-
     EACH       --------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER: 8,692,368<F2>
    PERSON      --------------------------------------------------
     WITH        10.  SHARED DISPOSITIVE POWER: -0-
------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 17,666,667<F1>
------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES:  / /
------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11): 49.9%<F3>
------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:  PN
------------------------------------------------------------------

<F1>
Based on (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and
(iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.
<F2>
Power is exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.
<F3>
Based on 35,369,486 shares of common stock outstanding, computed by adding the 17,702,819 shares of common stock outstanding as of November 4, 2002, as disclosed on Issuer's 10Q filed with the SEC on November 14, 2002, and the 17,666,667 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

------------------------------------------------------------------
CUSIP No. 02145R                  13D           Page 3 of 11 Pages
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Wynnchurch Partners, L.P.
-------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) / /
    (b) /x/
-------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------
4.  SOURCE OF FUNDS: Not applicable
-------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
-------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
-------------------------------------------------------------------
    NUMBER OF
     SHARES       7.  SOLE VOTING POWER: 8,692,368<F1>
  BENEFICIALLY  ---------------------------------------------------
    OWNED BY      8.  SHARED VOTING POWER: -0-
     EACH       ---------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER: 8,692,368<F1>
    PERSON      ---------------------------------------------------
     WITH        10.  SHARED DISPOSITIVE POWER: -0-
-------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 17,666,667<F1>
-------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES: / /
-------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11): 49.9%<F2>
-------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:  PN
-------------------------------------------------------------------

<F1>
Solely in its capacity as the sole general partner of Wynnchurch Capital Partners, L.P.
<F2>
Based on 35,369,486 shares of common stock outstanding, computed by adding the 17,702,819 shares of common stock outstanding as of November 4, 2002, as disclosed on Issuer's 10Q and the 17,666,667 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

------------------------------------------------------------------
CUSIP No. 02145R                  13D           Page 4 of 11 Pages
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Wynnchurch Management, Inc.
-------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) / /
    (b) /x/
-------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------
4.  SOURCE OF FUNDS: Not applicable
-------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
-------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
-------------------------------------------------------------------
    NUMBER OF
     SHARES       7.  SOLE VOTING POWER: 8,692,368<F1>
  BENEFICIALLY  ---------------------------------------------------
    OWNED BY      8.  SHARED VOTING POWER: -0-
     EACH       ---------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER: 8,692,368<F1>
    PERSON      ---------------------------------------------------
     WITH        10.  SHARED DISPOSITIVE POWER: -0-
-------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 17,666,667<F1>
-------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES: / /
-------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11): 49.9%<F2>
-------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: CO
-------------------------------------------------------------------

<F1>
Solely in its capacity as the sole general partner of Wynnchurch
Partners, L.P.
<F2>
Based on 35,369,486 shares of common stock outstanding, computed by adding the 17,702,819 shares of common stock outstanding as of August 5, 2002, as disclosed on Issuer's 10Q and the 17,666,667 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

------------------------------------------------------------------
CUSIP No. 02145R                  13D           Page 5 of 11 Pages
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Wynnchurch Capital Partners Canada, L.P.
-------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) /x/
    (b) / /
-------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------
4.  SOURCE OF FUNDS: WC
-------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
-------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Alberta, Canada
-------------------------------------------------------------------
    NUMBER OF
     SHARES       7.  SOLE VOTING POWER: 8,974,299<F2>
  BENEFICIALLY  ---------------------------------------------------
    OWNED BY      8.  SHARED VOTING POWER: -0-
     EACH       ---------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER: 8,974,299<F2>
    PERSON      ---------------------------------------------------
     WITH        10.  SHARED DISPOSITIVE POWER: -0-
-------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 17,666,667<F1><F2>
-------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: / /
-------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11): 49.9%<F3>
-------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN
-------------------------------------------------------------------

<F1>
Based on (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P, convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and
(iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.
<F2>
Power is exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.
<F3>
Based on 35,369,486 shares of common stock outstanding, computed by adding the 17,702,819 shares of common stock outstanding as of November 4, 2002, as disclosed on Issuer's 10Q and the 17,666,667 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

------------------------------------------------------------------
CUSIP No. 02145R                  13D           Page 6 of 11 Pages
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Wynnchurch Partners Canada, L.P.
-------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) / /
    (b) /x/
-------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------
4.  SOURCE OF FUNDS: Not applicable
-------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
-------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
-------------------------------------------------------------------
    NUMBER OF
     SHARES       7.  SOLE VOTING POWER: 8,974,299<F1>
  BENEFICIALLY  ---------------------------------------------------
    OWNED BY      8.  SHARED VOTING POWER: -0-
     EACH       ---------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER: 8,974,299<F1>
    PERSON      ---------------------------------------------------
     WITH        10.  SHARED DISPOSITIVE POWER: -0-
-------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 17,666,667<F1>
-------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: / /
-------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11):   49.9%<F2>
-------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN
-------------------------------------------------------------------

<F1>
Solely in its capacity as the sole general partner of Wynnchurch Capital Partners Canada, L.P.
<F2>
Based on 35,369,486 shares of common stock outstanding, computed by adding the 17,702,819 shares of common stock outstanding as of November 4, 2002, as disclosed on Issuer's 10Q and the 17,666,667 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

------------------------------------------------------------------
CUSIP No. 02145R                  13D           Page 7 of 11 Pages
------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

    Wynnchurch GP Canada, Inc.
-------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) / /
    (b) /x/
-------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------
4.  SOURCE OF FUNDS: Not applicable
-------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
-------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Alberta, Canada
-------------------------------------------------------------------
    NUMBER OF
     SHARES       7.  SOLE VOTING POWER: 8,974,299<F1>
  BENEFICIALLY  ---------------------------------------------------
    OWNED BY      8.  SHARED VOTING POWER: -0-
     EACH       ---------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER: 8,974,299<F1>
    PERSON      ---------------------------------------------------
     WITH        10.  SHARED DISPOSITIVE POWER: -0-
-------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 17,666,667<F1>
-------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: / /
-------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11): 49.9%<F2>
-------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON:  CO
-------------------------------------------------------------------

<F1>
Solely in its capacity as the sole general partner of Wynnchurch Partners Canada, L.P.
<F2>
Based on 35,369,486 shares of common stock outstanding, computed by adding the 17,702,819 shares of common stock outstanding as of November 4, 2002, as disclosed on Issuer's 10Q and the 17,666,667 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined).

       This Amendment No. 4 amends the Schedule 13D (the "Original
Schedule 13D") filed with the Securities Exchange Commission ("SEC") on February 8, 2002. Unless otherwise stated herein, the Original
Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on August 7, 2002, Amendment No. 2 to Schedule 13D filed with the SEC on August 12, 2002, and Amendment No. 3 to Schedule 13D filed with the SEC on November 18, 2002.

Item 4.   Purpose of Transaction.
          ----------------------

     Item 4 is hereby amended by inserting the following two new paragraphs after the twelfth paragraph of Item 4:

     On April 14, 2003, Wynnchurch US, Wynnchurch Canada and the Issuer entered into a Fifth Amendment and Waiver to Securities Purchase Agreement ("Fifth Amendment"), attached as an exhibit hereto and incorporated herein by reference, pursuant to which the parties agreed to amend the Purchase Agreement as set forth therein. In connection with the Fifth Amendment, on April 14, 2003, Wynnchurch US, Wynnchurch Canada and the Issuer entered into an Amendment to Notes, attached as an exhibit hereto and incorporated herein by reference, pursuant to which the parties amended the conversion price on the Notes from $2.50 per Share to $1.50 per Share (subject to adjustment upon the occurrence of certain events which may have a dilutive effect on the Shares or the conversion price). Also in connection with the Fifth Amendment, on April 14, 2003, Wynnchurch US, Wynnchurch Canada and the Issuer entered into an Amendment to Warrants, attached as an exhibit hereto and incorporated herein by reference, pursuant to which the parties amended the exercise price of the Warrants and the Contingent Warrants to an exercise price of $0.26 per Share.

     In addition, on April 14, 2003, Wynnchurch US, Wynnchurch Canada, the Issuer and Fleet Capital Corporation entered into a Guaranty Agreement (the "Guaranty"), attached as an exhibit hereto and incorporated herein by reference, pursuant to which Wynnchurch US and Wynnchurch Canada agreed to guaranty certain obligations of the Issuer to Fleet Capital Corporation in a principal amount of up to $2,000,000, which amount shall be reduced upon the payments of certain receivables to the Issuer. In connection with the Guaranty, the Issuer and Fleet Capital Corporation agreed to allow Wynnchurch US and Wynnchurch Canada to convert amounts they are owed by virtue of making payments with respect to the Guaranty into new senior subordinated convertible promissory notes from Issuer with the same conversion price and other terms similar to the Notes (other than with respect to prepayments).

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

Item 5 is hereby amended and restated as follows:

     Each of the calculations in this Item 5 is based on 35,369,486 shares of common stock outstanding, computed by adding the 17,702,819 Shares outstanding as of November 4, 2002, as reported in the Issuer's most recent 10Q and the 17,666,667 shares of common stock which would be newly issued upon full exercise of the Warrants and Contingent Warrants and full conversion of the Notes (as herein defined). Each of the calculations in this Item assumes the exercise of the Warrants held by Wynnchurch US and Wynnchurch Canada into 10,000,000 Shares (which Warrants are currently exercisable or exercisable within sixty days of the date hereof), the full conversion of the Notes held by Wynnchurch US and Wynnchurch Canada into 6,666,667 Shares, and the exercise of the Contingent Warrants held by Wynnchurch US and Wynnchurch Canada into 1,000,000 Shares (which Contingent Warrants are not currently exercisable, but may become exercisable within sixty days of the date hereof. Statements regarding power to vote and dispose of the Shares assume that the Warrants and Contingent Warrants have been exercised and the Notes converted, and further assumes that the Stanojev Warrant has not been exercised (which would decrease the beneficial ownership of the Reporting Persons herein). These calculations also exclude any senior subordinated convertible promissory notes which may be issued by the Issuer upon funding of the Guaranty.

     (a)

          Wynnchurch US
          -------------

     The aggregate number of Shares that Wynnchurch US may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, is 17,666,667, including the Shares beneficially owned by Wynnchurch
Canada, which constitutes approximately 49.9% of the outstanding
Shares.

          US GP
          -----

     As the sole general partner of Wynnchurch US, US GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,666,667 Shares, which constitutes approximately 49.9% of the outstanding Shares. US GP disclaims beneficial ownership of all such Shares.

          US Management
          -------------

     As the sole general partner of US GP, US Management may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,666,667 Shares, which constitutes approximately 49.9% of the outstanding Shares. US Management disclaims beneficial ownership of all such Shares.

     Wynnchurch Canada
     -----------------

     The aggregate number of Shares that Wynnchurch Canada may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, is 17,666,667 Shares, including the Shares beneficially owned by Wynnchurch US, which constitutes approximately 49.9% of the outstanding Shares.

          Canada GP
          ---------

     As the sole general partner of Wynnchurch Canada, Canada GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,666,667 Shares, which constitutes approximately 49.9% of the outstanding Shares. Canada GP disclaims beneficial ownership of all such Shares.

          Canada Management
          -----------------

     As the sole general partner of Canada GP, Canada Management may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 17,666,667 Shares, which constitutes approximately 49.9% of the outstanding Shares. Canada Management disclaims beneficial ownership of all such Shares.

     (b)

     Wynnchurch US
     -------------

     Acting through its sole general partner, Wynnchurch US has the sole power to vote or to direct the vote and to dispose or direct the disposition of 8,692,368 Shares.

     US GP
     -----

     Acting through its sole general partner and in its capacity as the sole general partner of Wynnchurch US, US GP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 8,692,368 Shares.

     US Management
     -------------

     As the general partner of US GP, which is the general partner of Wynnchurch US, US Management has the sole power to vote or to direct the vote and to dispose or direct the disposition of 8,692,368
Shares.

     Wynnchurch Canada
     -----------------

     Acting through its sole general partner, Wynnchurch Canada has the sole power to vote or to direct the vote and to dispose or direct the disposition of 8,974,299 Shares.

     Canada GP
     ---------

     Acting through its sole general partner and in its capacity as the sole general partner of Wynnchurch Canada, Canada GP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 8,974,299 Shares.

     Canada Management
     -----------------

     As the general partner of Canada GP, which is the general partner of Wynnchurch Canada, Canada Management has the sole power to vote or to direct the vote and to dispose or direct the disposition of 8,974,299 Shares.

     (c)  To the best of the knowledge of each of the Reporting
Persons, except as described herein, none of the persons named in response to paragraph (a) has effected any transaction in Shares during the past sixty (60) days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

Item 7 is hereby amended by inserting the following new exhibits.

     Exhibit 1 Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and
                Regulations under the Securities  Exchange Act of
                1934, as amended.

     Exhibit T  Fifth Amendment to Securities Purchase Agreement and
                Waiver among Wynnchurch US, Wynnchurch Canada and
                Issuer dated April 14, 2003.

     Exhibit U  Amendment to Notes among Wynnchurch US, Wynnchurch
                Canada and the Issuer dated April 14, 2003.

     Exhibit V  Amendment to Warrants among Wynnchurch US,
                Wynnchurch Canada and the Issuer dated April 14,
                2003.

     Exhibit W  Guaranty Agreement among Fleet Capital Corporation,
                Wynnchurch US, Wynnchurch Canada, the Issuer and its subsidiaries dated April 14, 2003.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 2003


                         WYNNCHURCH CAPITAL PARTNERS, L.P.

                         By:   Wynnchurch Partners, L.P.,
                               its general partner

                         By:   Wynnchurch Management, Inc.,
                               its general partner

                         By:   /s/ John A. Hatherly*
                               _____________________
                         Name: John A. Hatherly
                         Its:  President

                         WYNNCHURCH CAPITAL PARTNERS CANADA, L.P.

                         By:   Wynnchurch Partners Canada, L.P.,
                               its general partner

                         By:   Wynnchurch GP Canada, Inc.,
                               its general partner

                         By:   /s/ John A. Hatherly*
                               ____________________
                               Name: John A. Hatherly
                               Its:  President

                         WYNNCHURCH PARTNERS, L.P.

                         By:   Wynnchurch Management, Inc.,
                               its general partner

                         By:   /s/ John A. Hatherly*
                               ____________________
                         Name: John A. Hatherly
                         Its:  President

                         WYNNCHURCH MANAGEMENT, INC.

                         By:   /s/ John A. Hatherly*
                               ____________________
                         Name: John A. Hatherly
                         Its:  President

                         WYNNCHURCH PARTNERS CANADA, L.P.

                         By:   Wynnchurch GP Canada, Inc.,
                               its general partner

                         By:   /s/ John A. Hatherly*
                               ____________________
                         Name: John A. Hatherly
                         Its:  President

                         WYNNCHURCH GP CANADA, INC.

                         By:   /s/ John A. Hatherly*
                               ____________________
                         Name: John A. Hatherly
                         Its:  President



*By: /s/ Barry L. Fischer

     ____________________
     Barry L. Fischer
     Attorney-in-Fact

                         EXHIBIT INDEX
                         -------------
                                                             Exhibit
                                                             Page No.
                                                             --------
Exhibit 1    Statement made pursuant to Rule 13d-               1
             1(k)(1)(iii) of Regulation 13D-G of the General
             Rules and Regulations under the Securities
             Exchange Act of 1934, as amended.

Exhibit B    Securities Purchase Agreement dated January 31,
             2002, between Issuer, Wynnchurch US and
             Wynnchurch Canada (incorporated by reference to Exhibit B of the Original Schedule 13D filed on
             February 8, 2002).

Exhibit C    Senior Subordinated Note dated January 31,
             2002, in the principal amount of $4,920,208 to the order of Wynnchurch US (incorporated by reference to Exhibit C of the Original Schedule
             13D filed on February 8, 2002).

Exhibit D    Senior Subordinated Note dated January 31,
             2002, in the principal amount of $5,079,792 to the order of Wynnchurch Canada (incorporated by reference to Exhibit D of the Original Schedule
             13D filed on February 8, 2002).

Exhibit E    Warrant to purchase 4,920,208 Shares issued to
             Wynnchurch US (incorporated by reference to Exhibit E of the Original Schedule 13D filed on
             February 8, 2002).

Exhibit F    Warrant to purchase 5,079,792 Shares issued to
             Wynnchurch Canada (incorporated by reference to Exhibit F of the Original Schedule 13D filed on
             February 8, 2002).

Exhibit G    Contingent Warrant to purchase 492,021 Shares
             issued to Wynnchurch US (incorporated by reference to Exhibit G of the Original Schedule
             13D filed on February 8, 2002).

Exhibit H    Contingent Warrant to purchase 507,979 Shares
             issued to Wynnchurch Canada (incorporated by reference to Exhibit H of the Original Schedule
             13D filed on February 8, 2002).

Exhibit I Registration Rights Agreement dated January 31, 2002 by and among Issuer, Wynnchurch US and Wynnchurch Canada (incorporated by reference to Exhibit I of the Original Schedule 13D filed on February 8, 2002).

Exhibit J    Power of Attorney for Wynnchurch US, US GP and
             US Management (incorporated by reference to Exhibit J of the Original Schedule 13D filed on
             February 8, 2002).

Exhibit K    Power of Attorney for Wynnchurch Canada, Canada
             GP, and Canada Management (incorporated by reference to Exhibit K of the Original Schedule
             13D filed on February 8, 2002).

Exhibit L    Subscription Agreement among Wynnchurch US,
             Wynnchurch Canada and Robert Stanojev dated
             August 5, 2002 (incorporated by reference to
             Exhibit L of the Amendment No. 1 to Schedule
             13D filed on August 7, 2002).

Exhibit M    Warrant to purchase 500,000 Shares issued to
             Robert Stanojev by Wynnchurch US and Wynnchurch
             Canada (incorporated by reference to Exhibit M of the Amendment No. 1 to Schedule 13D filed on August 7, 2002).

Exhibit N    Letter Agreement regarding Issuer's Board
             Composition among Wynnchurch US, Wynnchurch
             Canada and Issuer dated August 4, 2002
             (incorporated by reference to Exhibit N of the Amendment No. 1 to Schedule 13D filed on August
             7, 2002).

Exhibit O    Joinder Agreement regarding Registration Rights
             Agreement among Wynnchurch US, Wynnchurch
             Canada, Robert Stanojev and Issuer dated August
             5, 2002 (incorporated by reference to Exhibit O of the Amendment No. 1 to Schedule 13D filed on August 7, 2002).

Exhibit P    First Amendment to Securities Purchase
             Agreement and Waiver among Wynnchurch US,
             Wynnchurch Canada and Issuer dated August 8,
             2002 (incorporated by reference to Exhibit P of the Amendment No. 2 to Schedule 13D filed on
             August 12, 2002).

Exhibit Q    Acknowledgement Letter to Fleet Capital
             Corporation from Wynnchurch US and Wynnchurch
             Canada dated August 8, 2002 (incorporated by reference to Exhibit Q of the Amendment No. 2 to Schedule 13D filed on August 12, 2002).

Exhibit R    Third Amendment to Securities Purchase
             Agreement and Waiver among Wynnchurch US,
             Wynnchurch Canada and Issuer dated November 14,
             2002 (incorporated by reference to Exhibit R of the Amendment No. 3 to Schedule 13D filed on
             November 18, 2002).

Exhibit S    Acknowledgement Letter to Fleet Capital
             Corporation from Wynnchurch US and Wynnchurch
             Canada dated November 14, 2002 (incorporated by reference to Exhibit S of the Amendment No. 3 to Schedule 13D filed on November 18, 2002).

Exhibit T    Fifth Amendment to Securities Purchase
             Agreement and Waiver among Wynnchurch US,
             Wynnchurch Canada and Issuer dated April 14,       2
             2003.

Exhibit U    Amendment to Notes among Wynnchurch US,
             Wynnchurch Canada and the Issuer dated April       9
             14, 2003.

Exhibit V    Amendment to Warrants among Wynnchurch US,         12
             Wynnchurch Canada and the Issuer dated April
             14, 2003.

Exhibit W    Guaranty Agreement among Fleet Capital
             Corporation, Wynnchurch US, Wynnchurch Canada,     15
             the Issuer and its subsidiaries dated April 14, 2003.